                                      THE FIRST
                            A National Banking Association

                                                            DeeDee Rutland, CPA
                                                            Executive Vice President and Chief Financial Officer

                                                            6480 US Highway 98 West
                                                            P.O. Box 15549
                                                            Hattiesburg, MS 39404-5549

                                                            Phone: (601) 268-8998
                                                            Direct Line: (601) 705-1141
                                                            Fax: (601) 268-8904
                                                            Email:  drutland@thefirstbank.com

                                                            www. TheFirstBank.com

December 21, 2005

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      The First Bancshares, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2004
         Form 10-Q for Fiscal Quarters Ended
         March 31, 2005, June 30, 2005 and September 30, 2005
         File No. 33-94288

Please see below the following statements that should have been reflected in the filings:

Form 10-K for Fiscal Year Ended December 31, 2004

There have not been any changes in the Corporation's internal control over financial reporting during the Corporation's fourth fiscal quarter that have materially affected, or are reasonable likely to materially affect, the Corporation's internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

There have not been any changes in the Corporation's internal control over financial reporting during the Corporation's last fiscal quarter that have materially affected, or are reasonable likely to materially affect, the Corporation's internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

There have not been any changes in the Corporation's internal control over financial reporting during the Corporation's last fiscal quarter that have materially affected, or are reasonable likely to materially affect, the Corporation's internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

There have not been any changes in the Corporation's internal control over financial reporting during the Corporation's last fiscal quarter that have materially affected, or are reasonable likely to materially affect, the Corporation's internal control over financial reporting.

Proposed Disclosure

As of the year ended December 31, 2005, we carried out an evaluation, under the supervision and with the participation of our Chief
Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer
concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in
SEC rules and forms.

There have been no changes, significant or otherwise, in our internal controls over financial reporting, that occurred during the year ended December 31, 2005 that has materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

In connection with responding to your comments, the company is acknowledging that:
     o    the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you need anything else.

Sincerely,

/s/ DeeDee Rutland
-----------------------------
DeeDee Rutland
EVP & CFO

/s/ David E. Johnson
-----------------------------
David E. Johnson
Chairman & CEO